111 Congress Avenue, Suite 1700 Austin, Texas 78701 512.320.9200 Phone 512.320.9292 Fax andrewskurth.com Erik Romberg 512.320.9278 Phone eromberg@andrewskurth.com

December 13, 2016

VIA EDGAR

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop 3030

Washington, D.C. 20549-0303

Re:	ManeGain, Inc.

Amendment No. 1 to Offering Statement on Form 1-A Filed November 8, 2016, File No. 024-10612

Dear Ms. Ravitz:

We are in receipt of your letter dated November 15, 2016 expressing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above referenced filing. The Company is concurrently filing an Amendment to the Form 1-A Offering Statement that includes interim financial statements for the nine months ended September 30, 2016.

Please refer any further questions or comments to the undersigned at (512) 320-9278.

Sincerely,

/s/ Erik Romberg

Erik Romberg

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